FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of August, 2010
Commission File Number: 001-12518
Banco Santander, S.A.
(Exact name of registrant as specified in its charter)
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander, S.A.

Item

1	Material fact dated August 27th, 2010.

MATERIAL FACT ANNOUNCEMENT
Grupo Santander (“Santander”) announces that it has reached an agreement with HSBC to purchase a USD 4.3 billion auto loan portfolio in the USA, for a total consideration of approximately USD 4 billion. The portfolio amount represents the carrying amount of the loans at 30 June 2010, and the purchase price is subject to post-closing adjustments.
Santander Consumer USA is already servicing the auto loan portfolio to be acquired.
The transaction will only require USD 342 million financing from Grupo Santander, since it carries financing from a third party as well as assumptions of existing securitizations pertaining to part of the portfolio.
The transaction is expected to close during the third quarter of 2010, and is subject to regulatory notifications and usual closing conditions.
Boadilla del Monte (Madrid), August 27, 2010

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.
Date: August 30th, 2010	By:	/s/ José Antonio Álvarez
		Name:	José Antonio Álvarez
		Title:	Executive Vice President